

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

February 2, 2010

Martin Thorp
Chief Financial Officer
Four Rivers Bioenergy, Inc.
1637 Shar-Cal Road
P.O. Box 1056
Calvert City, Kentucky   42029

>   **RE:**   **Four Rivers Bioenergy, Inc.**
>   **Form 10-K for the fiscal year ended October 31, 2008**
>   **Filed February 13, 2009**
>   **File No. 000-51574**

Dear Mr. Thorp:

    We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Brian Cascio
                        Accounting Branch Chief